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                            December 18, 2020

       Craig Finster
       Chief Executive Officer
       Versus Systems Inc.
       1558 West Hastings St.
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed December 14,
2020
                                                            File No. 333-250868

       Dear Mr. Finster:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Consolidated Financial Statements
       Consolidated Statements of Loss and Comprehensive Loss, page F-5

   1. Present on the face of your income statement pro forma eps data for all periods to give effect to the reverse
stock split. You should also provide the pro forma eps data on the face on your interim
period income statement. Disclose the facts and circumstances of the stock split and your
calculation of the pro forma eps data in a footnote to your financial statements.
 Craig Finster
FirstName  LastNameCraig   Finster
Versus Systems   Inc.
Comapany18,
December   NameVersus
               2020     Systems Inc.
December
Page 2     18, 2020 Page 2
FirstName LastName
3. Significant Accounting Policies
Revenue Recognition, page F-17

2. We note your response to Prior Comment 2 with respect to a service contract with HP that was performed from March 2019 through July 2019. Since the service contract appears to be related to your Software Licensing Agreement with HP, tell us your consideration of presenting the related labor costs as a component of software delivery costs.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss, page F-39

3. We note your response to Prior Comment 1 and the guidance in paragraphs 18 and 102 of
         IAS 1. Since your presentation appears to be based on expenses by nature, please:
             delete the line item for "Gross Margin" as presented hereunder and elsewhere in your filing; and
             revise the caption for "Salaries and Wages" to read "Salaries and Wages exclusive of
             Software Delivery Costs."

         Additionally, please revise your presentation on page F-5 to replace "Cost of Sales" and
         "General and Administrative" with the appropriate captions. Further ensure that the expenses addressed in your MD&A on pages 34-36 are consistent with the audited and interim Consolidated Statements of Loss and Comprehensive Loss expense line items for all periods presented.
Condensed Interim Consolidated Statements of Cash Flows, page F-41

4. We note in your response to Prior Comment 3 that the Company will update the financing section within its consolidated cash flow statement to reflect the approximately $111,759 in factoring cost paid within its annual consolidated financial statements for the year ending December 31, 2020. Explain to us why you did not reflect this cost in the financing section of your interim period statement of cash flows.
3. Significant Accounting Policies
Revenue Recognition, page F-50

5. We note your disclosure on page 46. Please disclose the nature and timing of the satisfaction of your performance obligations under your software licensing arrangement with HP. If you derive revenue from facilitating in-game prizes and rewards from advertisers' brands as a result of HP's end users' in-game activities, please state if the nature of such revenues may be deemed sales and usage-based royalties and describe how it is measured. Refer to paragraphs B63, B63A and B63B of IFRS 15.

         To the extent that your arrangement includes bundled performance obligations such as hosting and maintenance services, clarify whether or not the license of intellectual property is the predominant item to which the consideration relates. Craig Finster
Versus Systems Inc.
December 18, 2020
Page 3

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551- 3815 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig Finster
                                                           Division of
Corporation Finance
Comapany NameVersus Systems Inc.
                                                           Office of Technology
December 18, 2020 Page 3
cc:       Eric M. Hellige, Esq.
FirstName LastName